BINGHAM McCUTCHEN

Facsimile

DATE: February 16, 2006

Bingham McCutchen LLP

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10022-4689

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	NAME	FAX	PHONE
TO:	S. Thomas Kluck II Securities and Exchange Commission	(202) 772-9206	
FROM:	Thomas L. Iannarone thomas.iannarone@bingham.com	(212) 752-5378	(212) 705-7484

PAGES: (INCLUDING THIS COVER PAGE): 22

RE: Acquicor Technology Inc.

MESSAGE:

Mr. Kluck:

Thank you for taking the time to speak with us this afternoon.

Attached find a copy of the slides that were posted on the Net Road Show site along with the video presentation. We have been informed by ThinkEquity Partners that while these slides were posted on the Net Road Show site they were neither printable nor downloadable.

Please contact me with any questions.

Regards,



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